SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On May 2, 2012, at 11:00 a.m., at the Company’s headquarters, located at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: The Board Members representing the necessary quorum, as per the signatures below, and the Company’s Officers José Félix (CEO and IRO) and Roberto Catalão Cardoso (CFO and Secretary of the Meeting).

PRESIDING BOARD: Oscar Von Hauske Solis – Chairman; and Roberto Catalão Cardoso – Secretary.

AGENDA: 1) Approval of the extraordinary amortization of 100% of the outstanding debentures of the Company’s 6th issue of simple debentures; and 2)  Approval of the pre-payment of the Bank Credit Certificate (CCB) held by Net São Paulo Ltda. at Banco Itaú BBA S.A..

RESOLUTIONS:

1) The Board members discussed and approved unanimously and without restrictions the extraordinary payment of 100% of the outstanding debentures from the 6th simple debenture issue, pursuant to Clause 4.13 of the Deed of NET’s 6th Public Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with no Preemptive Rights, executed on December 1, 2006, and amended on December 18, 2006 and September 23, 2009 (“Deed”). The extraordinary amortization will be made on May 18, 2012, through the payment of 100% of the Nominal Unit Value, plus the payment of the remuneration and premium, calculated as provided for in Clause 4.13.2 of the Deed.

2) The Board members discussed and approved unanimously and without restrictions the pre-payment of the Bank Credit Certificate (CCB) held by Net São Paulo Ltda. at Banco Itaú BBA S.A., in the principal amount of one hundred and twenty million reais (R$120,000,000.00).

3) The Board members authorized the Company’s Management to take all measures necessary and signs all acts necessary to execute all the resolutions above.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and also by the Secretary.

SIGNATURES:

Chairman: Oscar Von Hauske Solis

Secretary: Roberto Catalão Cardoso

José Formoso Martínez

Carlos Henrique Moreira

Isaac Berensztejn

Antonio Oscar de Carvalho Petersen Filho

Antonio João Filho

José Antonio Guaraldi Félix

Jorge Luiz de Barros Nóbrega

Rossana Fontenele Berto

Mauro Szwarcwald

Fernando Carlos Ceylão Filho

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.